SECURI 07003601 ISSION

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH. DC
153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Structured Capital Resources Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

965 West Ralph Hall Parkway, Suite 105
(No. and Street)

Rockwall	Texas	75032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Everette Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Structured Capital Resources Corporation**, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

STEVEN SINGLETON SR.
Notary Public, State of Texas
My Commission Expires
August 10, 2008

Signature

Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Structured Capital Resources Corporation

We have audited the accompanying statement of financial condition of Structured Capital Resources Corporation as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Structured Capital Resources Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
February 28, 2007

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	$ 76,932
Marketable securities	15,395
TOTAL ASSETS	$ 92,327
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued payroll taxes	$ 34,963
Retirement plan payable	38,582
TOTAL LIABILITIES	73,545
Stockholder's Equity	
Common stock, $.01 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	18,190
Retained earnings	582
TOTAL STOCKHOLDER'S EQUITY	18,782
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 92,327

See notes to financial statements.

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Operations
Year Ended December 31, 2006

Revenue	
Placement fees	$ 189,249
Other revenue	6,702
TOTAL REVENUE	195,951
Expenses	
Compensation and related costs	207,860
Retirement plan contributions	38,582
Professional fees	31,447
Communications	2,260
Occupancy and equipment	26,716
Regulatory fees and expenses	2,000
Interest	495
Other expenses	6,730
TOTAL EXPENSES	316,090
Net loss before other loss	(120,139)
Other Loss	
Unrealized loss on marketable securities	(3,805)
NET LOSS	$ (123,944)

See notes to financial statements.

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2005	1,000	$ 10	$ 18,190	$ 124,526	$ 142,726
Net loss	-	-	-	(123,944)	(123,944)
Balances at December 31, 2006	1,000	$ 10	$ 18,190	$ 582	$ 18,782

See notes to financial statements.

STRUCTURED CAPITAL RESOURCES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (123,944)
Adjustments to reconcile net loss to net cash used in operating activities	
Unrealized loss on marketable securities	3,805
Depreciation	4,186
Change in assets and liabilities:	
Decrease in accrued payroll taxes	(7,037)
Decrease in retirement plan payable	(21,418)
Net cash used in operating activities	(144,408)
Cash flows from investing activities:	
Exercise of non-marketable warrants	(19,200)
Cash flows from financing activities:	
Principal payments on capital lease obligation	(3,971)
Net decrease in cash	(167,579)
Cash at beginning of year	244,511
Cash at end of year	$ 76,932

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 495
Income taxes	$ -

Non-Cash Investing and Financing Activities:
The Company terminated its capital lease obligation, by returning the automobile at no cost to the Company.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Structured Capital Resources Corporation (Company) was incorporated in the state of Texas in October 1991. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a structured finance investment banking firm providing financial advisory, private placement, and merger and acquisition services to middle market and not-for-profit companies throughout the southwestern United States.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company limit its business to the selling of direct participation programs and maintain a special account for the exclusive benefit of its customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, accounts payable and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are also recorded at estimated fair value, determined using quoted market prices, where available, or third-party pricing services.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2006, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Marketable Securities

Marketable securities are held for investment purposes. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of five years. Property and equipment consists of equipment totaling $2,931 which has been fully depreciated at December 31, 2006.

Placement Fees

Placement fees are recorded when projects are funded, or payment is received by the Company, in instances where payments or the amount of payment, net of expenses are uncertain.

Other Revenue

Other revenue consists of interest income and reimbursed expenses.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 the Company had net capital and net capital requirements of $16,473 and $5,000, respectively. The Company's net capital ratio was 4.46 to 1.

Note 3 - Marketable Securities

Marketable securities consist of 500 shares of common stock of the Nasdaq Stock Market, Inc., with a fair value of $15,395, cost of $19,200, accumulated unrealized losses of $3,805, and unrealized loss for the year ended December 31, 2006 of $3,805.

Note 4 - Retirement Plans

The Company has a defined benefit pension plan (Benefit Plan) and a 401(k) profit sharing plan (401(k) Plan).

Obligations and Funded Status – Benefit Plan

Fair value of plan assets at December 31, 2006	$143,757
Plan benefit obligation at December 31, 2006	175,822
Funded status – 81.76%	143,757
Accrued benefit cost recognized in the statement of financial condition	38,582
Benefit cost	38,582
Plan participant's contributions	0
Benefits paid	0

The accumulated benefit obligation was $38,582 at December 31, 2006.

The Benefit Plan invests primarily in cash equivalents and mutual funds. There are no benefits expected to be paid in the next five years. The contributions expected to be paid to the Benefit Plan during the next year are undeterminable as the sole shareholder's compensation is discretionary based on the Company's operations. There were no benefit plan administrative costs recognized in the current year other than the Benefit Plan obligation. The weighted average assumed discount rate used to determine benefit obligations was 8.5% at December 31, 2006. The expected rate of return of plan assets is 5%.

For the year ended December 31, 2006, the accrued employer contributions to the 401(k) Plan are $0. Employer contributions are discretionary.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Related Party Transactions / Concentration of Revenue

The sole shareholder generated 100% of the Company's placement revenue for the year ended December 31, 2006.

The Company entered into a one year office lease agreement with the Company's sole shareholder, beginning April 2006 and ending April 2007. The lease requires monthly rental payments of $2,500 a month, plus utilities. The lease payments are subordinate to all other obligations of the Company. Lease expenses incurred and paid under this lease totaled $22,500 for the year and are included in the statement of operations as occupancy and equipment.

Schedule I

STRUCTURED CAPITAL RESOURCES CORPORATION
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2006

Total stockholder's equity qualified for net capital	$ 18,782
Deductions and/or charges	-
Net capital before haircuts	18,782
Haircuts on securities:	
Marketable securities	2,309
Net Capital	$ 16,473
Aggregate indebtedness	
Accrued payroll taxes	$ 34,963
Retirement plan payable	38,582
Total aggregate indebtedness	$ 73,545
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 11,473
Ratio of aggregate indebtedness to net capital	4.46 to 1

Schedule II

STRUCTURED CAPITAL RESOURCES CORPORATION
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2006

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2006 (unaudited)	$	14,934
Audit differences:		
Decrease in haircuts on securities		1,539
Net capital as computed on Schedule I	$	16,473

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Structured Capital Resources Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Structured Capital Resources Corporation (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
February 28, 2007

END